Fiore Exploration Identifies New Drill Targets at Pampas El Peñon

Project

September 29, 2016	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV–F.V) (“Fiore” or the “Company”) is pleased to announce that the recently completed magnetic survey over its Pampas El Peñon project in Chile has resulted in the identification of several new epithermal gold-silver targets, as well as confirming targets previously identified through mapping and sampling. Pampas El Penon is immediately adjacent to the Pampas Augusta Victoria (“PAV”) zone at Yamana Gold’s flagship El Peñon Mine (see figure 1). An 8,000 m reverse circulation drill program is currently planned to test the Pampas El Peñon targets, with mobilization of the first rig scheduled for late October.

The Company’s magnetic survey was designed to identify geological features associated with gold mineralization, particularly in areas of alluvial cover. In Yamana’s adjacent PAV open-pit and underground mine, gold-silver mineralization is hosted in and on the margins of banded rhyolite domes and feeders, often associated with north-south structures. Target definition from the magnetic survey was focused on zones of low magnetic susceptibility indicative of these prospective rhyolite domes.

In Fiore’s southwestern concession block, a total of five targets were identified, including two that were previously identified by mapping and surface sampling (see figure 2). The first target, W1, is an outcropping rhyolite dome with a coincident arsenic-antimony anomaly and a low magnetic susceptibility signature that extends for at least 1.7km in a north-south direction. The second target, W2, is an outcropping jasperoid breccia body, also with elevated arsenic and antimony values and low magnetic susceptibility. Antinomy and arsenic are both common pathfinder elements for epithermal gold deposits, and are strongly associated with epithermal gold-silver veins at the adjacent El Peñon mine. The other three targets identified on the southwestern concession block occur beneath alluvial cover but exhibit the same low magnetic susceptibility signature as the outcropping targets.

In Fiore’s northern concession block, two high priority and several secondary targets were identified by the survey (see figure 2). The northern block is almost entirely covered by alluvium and drilling here will be dependent on the results of the initial drill holes on the southwestern concession.

Tim Warman, Fiore’s CEO stated, “We are extremely pleased with the results of the magnetic survey and are looking forward to the upcoming drill program. Not only has the survey confirmed the prospectivity of the previously identified targets, but it has also identified several new targets beneath the alluvial cover.”

The detailed geophysical survey was carried out in August 2016 by Argali Geofisica (“Argali”) of Antofagasta, Chile, and consisted of approximately 728 line kilometres of ground magnetics at 50 m line spacing. Modelling and interpretation of the data was carried out independently by Argali, and by Ellis Geophysical Consulting Inc. of Reno, Nevada, with the highest priority given to targets identified by both consultants.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose main project is the Pampas El Peñon gold project in Chile, which covers land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

For further information please contact:  604-609-6110

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